Shareholder meeting
On December 1, 2004, a special Meeting of shareholders of the Fund was held to elect nine Trustees effective January 1, 2005.

Proxies covering 196,371,656 shares of beneficial interest were voted at the meeting.

The shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, with the votes tabulated as follows:

                                        WITHHELD
                        FOR             AUTHORITY
James F. Carlin         189,827,126     6,544,530
Richard P. Chapman, Jr. 189,802,511     6,569,145
William H. Cunningham   189,679,221     6,692,435
Ronald R. Dion          189,850,478     6,521,178
Charles L. Ladner       189,768,071     6,603,585
Dr. John A. Moore       189,840,853     6,530,803
Patti McGill Peterson   189,834,676     6,536,980
Steven Pruchansky       189,873,666     6,497,990
James A. Shepherdson    189,767,149     6,604,507